Mail Stop 4561


January 4, 2006

By U.S. Mail and Facsimile to 03-5620173

Yakov Cohen
Chief Financial Officer
Israel Bank of Agriculture Ltd.
P.O. Box 20107
Tel Aviv, Israel L3 61200

Re:	Israel Bank of Agriculture Ltd.
	Form 20-F for Fiscal Year Ended December 31, 2004
      Filed June 29, 2005
	File No. 002-41957

Dear Mr. Cohen:

      We have reviewed your response and amendment filed with the Commission on November 15, 2005, and have the following additional comments. Please provide us with the requested information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please amend your filing to appropriately label the amendment with the letter "A" to indicate that it is an amendment. Refer to Rule 12b-15 of the Exchange Act Rules.

2. Please amend your filing to include updated officer certifications. Refer to Rule 12b-15 of the Exchange Act Rules.


Item 4: Information on the Company
B: Business Overview
3. We note your response to our prior comment 3. Please revise your future filings to include all of the disclosures required by the Securities Act Industry Guide 3.

Report of Independent Registered Public Accounting Firm, page 2
4. We note your response to comment 6, filed with the SEC on November
15, 2005. Please amend your Form 20-F to include the report of Fibich, Ashkenazi & Co., Certified Public Accountants (Isr.).

      As appropriate, please amend your filing, and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with your response to our comments along with drafts of the revised disclosures to be included in your future filings. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3490 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Don Walker
Senior Assistant Chief Accountant



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Yakov Cohen
Israel Bank of Agriculture Ltd.
January 4, 2006
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